UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No.   )*

SAExploration Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 Par Value

(Title of Class of Securities)

78636X105

(CUSIP Number)

November 14, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X105	13G

1		NAMES OF REPORTING PERSONS

John P. Pecora
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,030,992
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
1,030,992
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,030,992
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
7.69%1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1
The percentages used herein and in the rest of this Schedule 13G are calculated based upon 13,402,664 shares of Common Stock outstanding as of November 14, 2013 as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 78636X105	13G

Item 1(a)         Name of Issuer:

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3333 8th Street SE, 3rd Floor
Calgary, Alberta, T2G 34A

Item 2(a)	Name of Person Filing:

This statement is filed by John P. Pecora, an individual (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Person is 130 Montadale Drive, Princeton, New Jersey 08540.

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e)	CUSIP No.:

78636X105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: 1,030,992

(b)
Percent of class:   7.69%.  This percentage is based upon 13,402,664 shares of Common Stock outstanding as of November 14, 2013 as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,030,992

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 1,030,992

(iv)	Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

/s/ John P. Pecora
John P. Pecora